United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number:  1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

5 Greenway Plaza

Houston, Texas 77046

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		1

Statements of Net Assets Available for Benefits – As of December 31, 2013 and 2012		2

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2013 and 2012		3

Notes to Financial Statements		4

Supplemental Schedules

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2013	22

2	Schedule H, Line 4j – Schedule of Reportable Transactions – Year ended December 31, 2013	23

Note:

Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation Pension and
    Retirement Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 27, 2014

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2013 and 2012

(Amounts in thousands)

	2013	2012
Assets:
Cash	$172	$-
Investments:
At fair value:
Common/collective trust	16,596	21,434
Common stock	985,443	822,247
Mutual funds	981,527	813,415
Plan interest in master trust accounts	657,340	616,460
Total investments at fair value	2,640,906	2,273,556

Receivables:
Notes receivable from participants	26,263	24,953
Interest and dividends	6,850	343
Participant contribution	2,170	-
Employer contribution	1,206	-
Total receivables	36,489	25,296
Total assets	2,677,567	2,298,852

Net assets available for benefits at fair value	2,677,567	2,298,852
Adjustment from fair value to contract value for interest in master trust account relating to fully benefit-responsive investment contracts	(12,231)	(26,662)
Net assets available for benefits	$2,665,336	$2,272,190

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION

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Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2013 and 2012

(Amounts in thousands)

	2013	2012
Changes to net assets attributable to:
Investment income (loss) :
Interest	$816	$787
Dividends	51,351	44,161
Net appreciation (depreciation) in fair value of investments	363,377	(90,707)
Plan interest in master trust accounts investment income	52,048	30,775
Other	185	212
Total investment income (loss)	467,777	(14,772)
Contributions:
Participant	90,955	84,992
Employer	51,706	49,498
Participant rollovers	6,390	9,594
Total contributions	149,051	144,084

Transfer from other plans	91	-
Deductions:
Benefits paid to participants	223,773	180,639
Plan expenses	-	21
Total deductions	223,773	180,660
Net increase (decrease)	393,146	(51,348)
Net assets available for benefits:
Beginning of year	2,272,190	2,323,538
End of year	$2,665,336	$2,272,190

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)                  Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                   General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).  The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)                   Plan Administration

The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees).  Members of the Committees are selected by the board of directors of OPC (the Board).  The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

(c)                    Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2013 and 2012, the employee contribution percentage limits were 30.0% for non-Highly Compensated Employees and 15.0% for Highly Compensated Employees.  Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $5,500 for each of the 2013 and 2012 Plan years.

Employer Matching Contributions – For noncollectively bargained employees, the Company contributes an amount equal to 100% of a participant’s contribution up to the first 6% of eligible compensation.  For collectively bargained employees, the Company contributes 50%, 65%, 75%, 90%, or 100%, as negotiated by their respective union, up to the first 4% or 6% of eligible compensation that a participant contributes to the Plan.  All employer contributions are invested in the Oxy Stock Fund.  Active participants with at least three years of service and terminated vested participants may elect to transfer their employer matching contributions to other investment funds.

(d)                   Participant Accounts

Each participant’s account is credited with the participant’s elected contribution, the Employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses, and investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)                    Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  The Company’s matching contributions vest after three years of vesting service.  Participants are also

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

always fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)                      Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, (ii) 50% of their vested account balance, or (iii) a loan amount that would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation.  Loan terms range from one to five years for general purpose loans and six to ten years for primary residence loans.  The loans are secured by the balance in the participant’s account at the time the loan is approved.  Loan interest rates were fixed based on the prime rate as published by The Wall Street Journal on the first day of the month prior to the calendar month in which the loan is requested.  Interest rates ranged from 3% to 11% on loans outstanding both as of December 31, 2013 and 2012.  Principal and interest are paid ratably through payroll deductions.

(g)                   Distributions

Generally, on termination of service, participants may elect to receive the vested portion of their account under one of the distribution options allowed by the Plan.  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

(h)                   Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions.  During 2013 and 2012, employer contributions were reduced by approximately $1,500,000 and $725,000, respectively, from forfeited nonvested accounts.

Forfeitures of terminated nonvested account balances during 2013 and 2012 were approximately $1,683,000 and $827,000, respectively.  At December 31, 2013 and 2012, the balance of forfeited nonvested accounts totaled approximately $351,000 and $168,000, respectively.  These accounts are expected to be used to reduce future contributions.

(i)                       Expenses

Certain expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

(2)                  Summary of Significant Accounting Policies

(a)                   Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.  Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(b)                   Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make informed estimates and judgments regarding certain types of financial statement balances and disclosures. Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the Plan’s financial statements.

(c)                    Investment Valuation and Income Recognition

The Plan’s investments, with the exception of fully benefit-responsive investment contracts, are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

(d)                   Payment of Benefits

Benefits are recorded when paid.

(e)                    Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid balance and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

(3)                  Investments

The following table presents investments that represent 5% or more of the Plan’s net assets (amounts in thousands):

	As of December 31,
	2013	2012
Oxy stock*	$985,443	$822,247
GIC MTIA	497,558	515,180
Bernstein MTIA	140,825	87,927	**
Vanguard Institutional Index Fund	242,838	182,815
Dodge & Cox Balanced Fund	156,149	111,481	**
Vanguard Mid-Cap Index Fund	135,279	89,124	**
All other investments less than 5%	482,814	464,782
Total investments	$2,640,906	$2,273,556

*	Participant- and non-participant-directed.
**	This investment did not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012. Included for comparison purposes.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated  or depreciated  in value as follows (amounts in thousands):

	Year ended December 31,
	2013	2012
Common stock	$198,219	$(179,693)
Mutual funds	165,158	88,986
Net appreciation (depreciation)	$363,377	$(90,707)

(4)                  Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value:

(a)                   Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

(b)                   Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

(c)                    Common/Collective Trusts and Short-Term Investment Fund

The common collective trusts and short-term investment fund are valued at the NAV of the units provided by the fund issuer.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities.

(d)                   Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

(e)                    Master Trust Account – Synthetic Guaranteed Investment Contracts (GIC)

Fair value of the nonparticipating synthetic GIC wrapper contract is determined using a discounted cash flow method.  Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality.  Fair value for security-backed investment contracts was derived from third-party sources, based on the type of investment held.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(f)                      Separate Account Contract

The separate account contract is valued at the fair value of the underlying assets legally owned by the contract issuer which are maintained in an account that is segregated from the issuer’s general account assets.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012 (amounts in thousands).  The tables do not include the Plan’s interest in master trust accounts presented in separate individual tables (see note 6).

	Assets at fair value
	as of December 31, 2013
	Level 1	Level 2	Total
Common stock
Occidental Petroleum Corporation	$985,443	$-	$985,443
Mutual funds
Fixed income funds	104,582	-	104,582
Index funds (S&P 500, Mid-Cap and REITs)	428,068	-	428,068
Balance fund	156,149	-	156,149
Growth funds	144,567	-	144,567
Value fund	53,369	-	53,369
International fund	94,792	-	94,792
Common/collective trust	-	16,596	16,596
Total assets excluding
Plan’s interest in master trusts, at fair value	$1,966,970	$16,596	$1,983,566

	Assets at fair value
	as of December 31, 2012
	Level 1	Level 2	Total
Common stock
Occidental Petroleum Corporation	$822,247	$-	$822,247
Mutual funds
Fixed income funds	152,830	-	152,830
Index funds (S&P 500, Mid-Cap and REITs)	329,364	-	329,364
Balance fund	111,481	-	111,481
Growth funds	104,344	-	104,344
Value fund	40,687	-	40,687
International fund	74,709	-	74,709
Common/collective trust	-	21,434	21,434
Total assets excluding
Plan’s interest in master trusts, at fair value	$1,635,662	$21,434	$1,657,096

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(5)                  Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2013	2012
Net assets:
Oxy Stock Fund	$1,007,936	$839,946

	Year ended December 31,
	2013	2012
Changes in net assets:
Contributions	$62,276	$60,442
Investment income	27,051	22,982
Net appreciation/(depreciation) in fair value of investments	198,179	(179,820)
Transfers between funds	(50,351)	(2,599)
Benefits paid to participants	(69,158)	(63,345)
Administrative expenses	(7)	(7)
Changes in net assets	$167,990	$(162,347)

(6)                  Plan Interest in Master Trust Accounts

The Plan invests in three Master Trust Investment Accounts (MTIA), a synthetic GIC fund managed by Invesco (GIC MTIA), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA).  The Plan and the OPC Retirement Plan each own an undivided interest in the GIC MTIA.  The Plan and the OPC Master Retirement Trust each own an undivided interest in the Advent MTIA and Bernstein MTIA. The following table presents the fair value of the Plan interest in each MTIA (amounts in thousands):

	As of December 31,
	2013	2012
Plan interest in master trust accounts:
GIC MTIA	$497,558	$515,180
Advent MTIA	18,957	13,353
Bernstein MTIA	140,825	87,927
Net assets	$657,340	$616,460

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following table presents the fair value of the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2013	2012
Assets:
Common/collective trusts	$664,177	$707,356
Separate account contract	67,755	71,926
Wrapper contracts	210	267
Accrued expense	(239)	(131)
Accrued investment income	1	1
Net assets, at fair value	731,904	779,419
Adjustment from fair value to contract value for interest in master trust account relating to fully benefit-responsive investment contracts	(17,992)	(40,335)
Net assets, at contract value	$713,912	$739,084
Plan’s percentage interest in GIC MTIA net assets	68%	66%
Plan interest in GIC MTIA, at fair value	$497,558	$515,180
Plan interest in GIC MTIA, at contract value	485,327	488,518

The following table presents the investment income earned by the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2013	2012
Interest Income	$15,152	$19,660
Less investment expenses	(542)	(600)
Total investment income	$14,610	$19,060

The synthetic GICs are initially stated at fair value but then adjusted to contract value because they are fully benefit-responsive.  As such, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value for the synthetic GICs is determined based on the fair value of the underlying assets.  The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the synthetic GICs is the value of the “wrapper” contract issued by an insurance company or bank (the issuer).

During the current year, the Company has determined that the GIC MTIA owns the underlying investment and the wrapper contracts that are the basis for its synthetic guaranteed investment contracts. As a result, the 2013 and 2012 disclosures present each of the underlying investments, valuation methods and inputs to the fair value hierarchy. The disclosures for the underlying Level 2 investments in the synthetic GICs have been made utilizing NAV to determine fair value.

Synthetic GICs operate similarly to a separate account GIC, except that the assets are placed in a trust with ownership by GIC MTIA, rather than a separate account of the issuer.  A wrapper contract allows participants to execute Plan transactions at contract value.

Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread. The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The key factors that influence future interest crediting rates for the synthetic GIC and the wrapper contracts include, but are not limited to, the level of market interest rates, the Plan cash flow, the investment returns generated by the fixed income investments that back the contract or the duration of the underlying investments backing the contract.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

During 2013 and 2012, the average yield earned on amounts invested in the synthetic GICs was 1.28% and 0.83%, respectively.  As of December 31, 2013 and 2012, the average crediting interest rate on such contracts was 1.84% and 2.29%, respectively.

There are certain events not initiated by participants that limit the ability of the GIC MTIA to transact with the synthetic GIC issuer at contract value.  These events include, but are not limited to: (i) termination of the Plan, (ii) Company election to withdraw from a contract in order to change investment provider, and (iii) termination of a contract upon short notice due to the loss of the Plan’s qualified status or material and adverse changes to the Plan’s provision.  The Committees are not aware of any such event being contemplated at this time.

The following tables provide fair value measurement information for the GIC MTIA, in which the Plan owns an undivided interest as of December 31, 2013 and 2012 (amounts in thousands):

	Assets at fair value as of December 31, 2013
	Level 2	Level 3	Total
Common/collective trust	$25,181	$-	$25,181
Synthetic guaranteed investment contracts
Common/collective trusts:
Fixed income funds (a)	638,996	-	638,996
Separate account contract	67,755	-	67,755
Wrapper contracts	-	210	210
Total synthetic guaranteed investment contracts	706,751	210	706,961
Total assets at fair value	$731,932	$210	$732,142

	Assets at fair value as of December 31, 2012
	Level 2	Level 3	Total
Common/collective trust	$23,379	$-	$23,379
Synthetic guaranteed investment contract
Common/collective trusts:
Fixed income funds (a)	683,977	-	683,977
Separate account contract	71,926	-	71,926
Wrapper contracts	-	267	267
Total synthetic guaranteed investment contracts	755,903	267	756,170
Total assets at fair value	$779,282	$267	$779,549

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following table sets forth the changes in fair value of the Level 3 assets under the GIC MTIA, in which the Plan owns an undivided interest for the year ended December 31, 2013 and 2012 (amounts in thousands):

	Year ended December 31,
	2013	2012
Balance, beginning of year	$267	$987
Unrealized losses	(57)	(720)
Balance, end of year	$210	$267

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

December 31, 2013

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Fixed income funds (a)	638,996	N/A	Daily	Daily

December 31, 2012

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Fixed income funds (a)	683,977	N/A	Daily	Daily

(a)                     This category includes several investments in common/collective trusts whose investment strategy are similar, is based on a fixed income strategy. Investments in this category can be redeemed immediately at the current NAV per share based on the fair value of the underlying asset. The Funds may invest in, among other things, government-issued securities, mortgages, corporate bonds, structured securities, including, but not limited to, asset-backed securities and commercial mortgage-backed securities.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA, in which the Plan owns an undivided interest at December 31, 2013 and 2012 (amounts in thousands):

As of December 31, 2013	Credit rating*	Investments at fair value	Wrap contracts at fair value	Adjustments to contract value	Investments at contract value
Synthetic GICs:
Bank of Tokyo	AA-	$54,338	$-	$(1,411)	$52,927
ING Life and Annuity	A-	97,728	-	(1,414)	96,314
Monumental	AA-	152,758	210	(2,728)	150,240
New York Life	AAA	67,755	-	(1,504)	66,251
Pacific Life Insurance	A+	89,516	-	(1,402)	88,114
Prudential Insurance	AA-	148,471	-	(5,846)	142,625
State Street Bank	AA-	96,185	-	(3,687)	92,498
		706,751	210	(17,992)	688,969

Common/collective trust		25,181	-	-	25,181

		$731,932	$210	$(17,992)	$714,150

As of December 31, 2012	Credit rating*	Investments at fair value	Wrap contracts at fair value	Adjustments to contract value	Investments at contract value
Synthetic GICs:
Bank of America NA	A+	$57,993	$68	$(3,155)	$54,906
ING Life and Annuity	A-	103,937	-	(3,570)	100,367
Monumental	AA-	163,846	199	(7,806)	156,239
New York Life	AAA	71,926	-	(2,696)	69,230
Pacific Life Insurance	A+	95,223	-	(3,428)	91,795
Prudential Insurance	AA-	159,841	-	(12,332)	147,509
State Street Bank	AA	103,137	-	(7,348)	95,789
		755,903	267	(40,335)	715,835

Common/collective trust		23,379	-	-	23,379

		$779,282	$267	$(40,335)	$739,214

*             Credit rating of issuer is the highest among S&P, Moody’s and Fitch converted to the S&P convention as provided by Invesco.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following tables present the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2013	2012
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$2,616	$4,945
Common/collective trust	2,267	358
Preferred stocks	6,444	493
Corporate bonds	58,797	53,076
Total investments	70,124	58,872
Cash	369	-

Receivables:
Due from broker for securities sold	506	-
Accrued investment income	266	291
Total receivables	772	291
Total assets	71,265	59,163
Liabilities:
Due to broker for securities sold	85	48
Accrued expenses	126	100
Payable under securities lending agreement	2,616	4,945
Total liabilities	2,827	5,093
Net assets of Advent MTIA	$68,438	$54,070
Plan’s percentage interest in Advent MTIA net assets	28%	25%
Plan interest in Advent MTIA	$18,957	$13,353

The following table presents the investment income earned by the Advent MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2013	2012
Net appreciation in fair value of investments:
Corporate bonds	$10,074	$4,620
Preferred stocks	609	10
Net appreciation	10,683	4,630
Interest and dividends	1,676	1,975
Less investment expenses	(465)	(388)
Investment income	$11,894	$6,217

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following tables provide fair value measurement information for the Advent MTIA, in which the Plan owns an undivided interest at December 31, 2013 and 2012 (amounts in thousands):

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Total
Short-term investment fund	$-	$2,616	$2,616
Common/collective trust	-	2,267	2,267
Preferred stock	6,444	-	6,444
Corporate bonds	-	58,797	58,797
Total assets at fair value	$6,444	$63,680	$70,124

	Assets at fair value as of December 31, 2012
	Level 1	Level 2	Total
Short-term investment fund	$-	$4,945	$4,945
Common/collective trust	-	358	358
Preferred Stock	493	-	493
Corporate bonds	-	53,076	53,076
Total assets at fair value	$493	$58,379	$58,872

The Advent MTIA participated in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements.  For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities.  The cash received as collateral is invested in the Trustee’s Overnight Government Fund, which is an overnight government reverse repurchase investment fund. The MTIA and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities.

The fair value of securities loaned was approximately $2,538,000 and $4,832,000 at December 31, 2013 and 2012, respectively.  Cash collateral of approximately $2,616,000 and $4,945,000 was held at December 31, 2013 and 2012, respectively, with an offsetting liability.  Income earned during 2013 and 2012 was approximately $21,000, each, net of bank fees of approximately $11,000 and $12,000, respectively. This income is included as interest income for the Advent MTIA.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following tables present assets and liabilities under the Securities Lending Program for the Advent MTIA, net of amounts available for offset under a master netting agreement and, as applicable, the related collateral and potential loss exposure to the Plan as of December 31, 2013 and 2012:

December 31, 2013

Counterparty	Gross Amounts of Assets Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Received	Net Amount
Bank of New York Mellon	$2,616	$-	$(2,616)	$-

Counterparty	Gross Amounts of Liabilities Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Pledged	Net Amount
Bank of New York Mellon	$2,616	$(2,616)	$-	$-

December 31, 2012

Counterparty	Gross Amounts of Assets Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Received	Net Amount
Bank of New York Mellon	$4,945	$-	$(4,945)	$-

Counterparty	Gross Amounts of Liabilities Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Pledged	Net Amount
Bank of New York Mellon	$4,945	$(4,945)	$-	$-

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2013	2012
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$10,074	$2,631
Common/collective trust	3,015	3,235
Common stocks	194,360	124,487
Total investments	207,449	130,353

Cash	-	3

Receivables:
Due from broker	337	-
Accrued investment income	282	140
Total receivables	619	140
Total assets	208,068	130,496
Liabilities:
Due to broker for securities purchased	709	-
Payable under securities lending agreement	10,074	2,631
Total liabilities	10,783	2,631
Net assets of Bernstein MTIA	$197,285	$127,865
Plan’s percentage interest in Bernstein MTIA net assets	71%	69%
Plan interest in Bernstein MTIA	$140,825	$87,927

The following table presents the investment income earned by the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2013	2012
Net appreciation in fair value of investments:
Common stocks	$53,306	$23,079
Interest and dividends	3,527	2,207
Less investment expenses	(1,199)	(970)
Investment income	$55,634	$24,316

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2013 and 2012 (amounts in thousands):

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Total
Short-term investment fund	$-	$10,074	$10,074
Common/collective trust	-	3,015	3,015
Common stocks	194,360	-	194,360
Total assets at fair value	$194,360	$13,089	$207,449

	Assets at fair value as of December 31, 2012
	Level 1	Level 2	Total
Short-term investment fund	$-	$2,631	$2,631
Common/collective trust	-	3,235	3,235
Common stocks	124,487	-	124,487
Total assets at fair value	$124,487	$5,866	$130,353

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2013 and 2012.  Details of the Securities Lending Program are discussed above.

The fair value of securities loaned was approximately $9,808,000 and $2,548,000 at December 31, 2013 and 2012, respectively.  Cash collateral of approximately $10,074,000 and $2,631,000 was held at December 31, 2013 and 2012, respectively, with an offsetting liability.  Income earned during 2013 and 2012 was approximately $47,000 and $18,000, respectively, net of bank fees of approximately $25,000 and $10,000, respectively. This income is included as interest income for the Bernstein MTIA.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following tables present assets and liabilities under the Securities Lending Program for the Bernstein MTIA, net of amounts available for offset under a master netting agreement and, as applicable, the related collateral and potential loss exposure to the Plan as of December 31, 2013 and 2012:

December 31, 2013

Counterparty	Gross Amounts of Assets Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Received	Net Amount
Bank of New York Mellon	$10,074	$-	$(10,074)	$-

Counterparty	Gross Amounts of Liabilities Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Pledged	Net Amount
Bank of New York Mellon	$10,074	$(10,074)	$-	$-

December 31, 2012

Counterparty	Gross Amounts of Assets Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Received	Net Amount
Bank of New York Mellon	$2,631	$-	$(2,631)	$-

Counterparty	Gross Amounts of Liabilities Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Pledged	Net Amount
Bank of New York Mellon	$2,631	$(2,631)	$-	$-

(7)                  Related-Party Transactions

The Trustee and OPC are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.  OPC paid approximately $921,000

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

and $961,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2013 and 2012, respectively.

(8)                  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, affected participants would become 100% vested in their employer contributions.

(9)                  Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company, by a letter dated September 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

(10)          Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Risks associated with the Oxy Stock Fund include those disclosed by Oxy in its annual report on Form 10-K filed with the Securities and Exchange Commission and its other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2013 and 2012, approximately 37% and 36%, respectively, of total Plan investments were invested in Oxy stock.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(11)          Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2014 (amounts in thousands):

	As of December 31,
	2013	2012
Net assets available for benefits per the financial statements	$2,665,336	$2,272,190
Amounts allocated to withdrawing participants	(2,963)	(1,894)
Net assets available for benefits per the Form 5500	$2,662,373	$2,270,296

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2014 (amounts in thousands):

	Year ended December 31,
	2013	2012
Benefits paid to participants per the financial statements	$223,773	$180,639
Amounts allocated to withdrawing participants at December 31, 2013	2,963	-
Amounts allocated to withdrawing participants at December 31, 2012	(1,894)	1,894
Amounts allocated to withdrawing participants at December 31, 2011	-	(1,321)
Benefits paid to participants per the Form 5500	$224,842	$181,212

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1

SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

(Dollar amounts in thousands)

(a)	(b)	(c)	(d)	(e)

		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost (1)	value
	Cash			$172
	Short-Term Investment Fund:
*	BNY Short-Term Investment Fund	A collective trust investing in short-term securities, 16,595,635 units		16,596
	Common stock:
*	Occidental Petroleum Corporation (2)	Common stock, 10,362,179 shares	249,179	985,443

*	Participant loans:	2,229 participant loans, various maturities ranged from January 2014 to January 2024, interest rates range from 3% to 11%, balances collateralized by participant account		26,263
	Mutual funds:
	MFO Vanguard Institutional Index Fund	1,434,531 shares	153,224	242,838
	MFO Black Rock Equity Dividend Fund	2,193,561 shares	42,630	53,370
	MFO Causeway Cap Mgmt. Intl Value Inst’l	5,862,222 shares	77,784	94,792
	MFO Dodge & Cox Balanced Fund	1,588,498 shares	117,492	156,149
	MFO Fidelity Contrafund	877,868 shares	72,010	84,398
	MFO Massachusetts Investors Growth Stock Fund	2,579,029 shares	53,899	60,169
	MFO Pimco Total Return Fund Inst’l	5,465,962 shares	60,387	58,431
	MFO Pimco High Yield Fund	2,580,528 shares	24,191	24,799
	MFO Vanguard Specialized Portfolios Reit Index Fund Inst’l	3,522,637 shares	45,870	49,951
	MFO Vanguard Mid-Cap Index Inst’l Fund	911,769 shares	91,623	135,279
	MFO Vanguard Inflation Protected Securities Inst’l	2,058,973 shares	23,228	21,351
		Total mutual funds		981,527
	Plan interest in master trust accounts:
	Oxy Combined Advent Capital Management Master Trust Acct	978,120 units	14,512	18,957
	Oxy Combined Alliance Bernstein Master Trust Acct	5,154,934 units	89,563	140,825
	Guaranteed Investment Contracts Master Trust Acct	25,020,111 units	435,626	497,558
		Total Plan interest in master trust accounts		657,340
		Total		$2,667,341

(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party in interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2

SAVINGS PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2013

(Dollar amounts in thousands)

							Current value
	Description of asset (includes				Expense		of asset on
	interest rate and maturity	Purchase	Selling		incurred with		transaction
Identity of party involved	in case of loan)	price	price	Lease rental	transaction	Cost of asset	date	Net gain
Series of transactions:
* Bank of New York	EB Temporary Investment Fund:
	237 Acquisitions	$133,891,511	$-	$-	$-	$133,891,511	$133,891,511	$-
	258 Dispositions	$-	$138,729,879	$-	$-	$138,729,879	$138,729,879	$-

*  Represents a party-in-interest, as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN

By	/s/ Roy Pineci
Roy Pineci - Member of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 27, 2014

Exhibit Index

Exhibit

No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm